Exhibit 99.1

Scienjoy Amplifies its Metaverse Vision with Key Strategic Initiatives in Dubai

BEIJING, Sept.28, 2023 /PRNewswire/ – Scienjoy Holding Corporation (“Scienjoy,” or the “Company”) (NASDAQ: SJ), a leading provider of live streaming and entertainment platforms in the Chinese market, today unveiled key advancements in its metaverse undertakings:

1. Establishment of Scienjoy Verse Tech Ltd in DIFC

In tandem with the visionary metaverse strategy of the government of Dubai, Scienjoy proudly establishes “Scienjoy Verse Tech Ltd” (“SVTL”) at the Dubai International Financial Centre (DIFC). As the major shareholder, Scienjoy intends for SVTL to become the epicenter of the global metaverse business, uniting the essence of SJ Verse with the opulence of Dubai’s premium culture and world-class lifestyle. Emphasizing its initial endeavors on the Middle East and North Africa region, SVTL is strategically positioned to provide a non-stop elegant metaverse lifestyle platform for people globally, subsequently taking the metaverse allure to the worldwide stage.

2. Induction of Dr. Khalifa Al Shimmari

With the vision of integrating global ambitions with regional expertise, Scienjoy is thrilled to welcome Dr. Khalifa Al Shimmari as the Chief Strategy Officer (CSO) of SVTL. We believe that Dr. Khalifa’s impressive track record in business strategy, leadership roles, and innovative projects in the UAE will be pivotal for Scienjoy’s Dubai-centric metaverse aspirations. His significant local understanding and influence will be instrumental in navigating Scienjoy to a preeminent position in the Dubai metaverse ecosystem and facilitating local support.

3. MOU with NUJOOM ALMASHREQ MEDIA L.L.C (“NUJOOM”)

In pursuit of pioneering content, Scienjoy is pleased to announce the signing of a Memorandum of Understanding (the “MOU”) to acquire 90% shares in NUJOOM, a Dubai-based multi-channel network (MCN) committed to discovering, nurturing, and propelling emerging content creators into the spotlight. NUJOOM is slated for a seamless integration with BeeLive, and its prowess will be harnessed in SJ Verse’s content evolution, laying the groundwork for the creation of next-generation metaverse lifestyle content that we believe will resonate worldwide.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, reflected, “From our strategic investment in DVCC TECHNOLOGY L.L.C to the establishment of SVTL in the heart of Dubai, our journey signifies a deep commitment to intertwining global vision with regional nuances. By onboarding Mr. Khalifa, a treasured local talent, and signing the MOU with NUJOOM, a vibrant local entity, we’re affirmatively placing our roots in the Dubai metaverse ecosystem. We’re dedicated to crafting an immersive realm where innovation meets luxury, and I’m profoundly optimistic about the unique and transformative experiences we’re poised to offer our users.”

About NUJOOM ALMASHREQ MEDIA L.L.C

Established in Dubai, NUJOOM stands as a distinguished MCN committed to discovering, nurturing, and propelling emerging content creators into the spotlight. With a primary focus on the vibrant TikTok platform, NUJOOM seamlessly intertwines content creation with audience engagement, redefining the digital influencer landscape.

About Scienjoy Holding Corporation

Scienjoy Holdings Corporation (NASDAQ: SJ) is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the risk factors contained in the Company’s filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible for the Company to predict those events or how they may affect the Company. If a change to the events and circumstances reflected in the Company’s forward-looking statements occurs, the Company’s business, financial condition and operating results may vary materially from those expressed in the Company’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contacts

Denny Tang
Chief Financial Officer
Scienjoy Holding Corporation
+86-10-64428188
ir@scienjoy.com

Tina Xiao
Ascent Investor Relations
+1-646-932-7242
investors@ascent-ir.com